Exhibit 99.1

Almonty Industries Provides Update on Large-Scale Drilling Program at Sangdong Molybdenum Project

Drilling to Date Confirms Grades Consistent with Historical Results as Almonty Accelerates Molybdenum Campaign Amid South Korea’s Supply Crisis

Dillon, Montana – June 16, 2026 – Almonty Industries Inc. (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced an update on its large-scale drilling program at the Sangdong Molybdenum Project adjacent to Almonty’s Sangdong Mine in Yeongwol, Gangwon Province, South Korea, to confirm molybdenum resources ahead of future project development.

Molybdenum is a strategic metal that can significantly enhance heat and corrosion resistance when added in small amounts to steel or specialty alloys. It is widely used in high-temperature and high-pressure industries such as aerospace, defense, nuclear energy, and petrochemicals. More recently, demand has expanded into next-generation industries including semiconductors and renewable energy. Additionally, the spot price of molybdenum has increased by approximately 23.5% over the past year to 592.34 CNY/Kg. (Source – www.dailymetalprice.com)

The drilling program re-examines mineralized structures identified in historical drill holes and also is aimed at enhancing resource categorization. Almonty is accelerating its molybdenum drilling campaign to address South Korea’s molybdenum supply shortage, which has recently reached a crisis level. With the national stockpile falling short, the South Korean government has issued public notices urging private companies to secure molybdenum.

To date, approximately 37% of the 26 planned drill holes, which will cover approximately 12,000 meters in total, have been drilled. The assays received thus far have grades similar to those of historical drill holes. Once the full extent of the molybdenum ore body at Sangdong is confirmed, Almonty plans to begin mining without delay.

Figure 1. – The mineralized area is extensive, with multiple high-grade intersections

Lewis Black, Chairman, President and Chief Executive Officer of Almonty Industries, commented, “The early results from this campaign are highly encouraging. With approximately 37% of the program complete, the grades we are encountering are consistent with the historical data, reinforcing our confidence in the scale and quality of the molybdenum resource at Sangdong. We are advancing this work with urgency, as South Korea confronts a critical shortage of molybdenum, and we believe Sangdong Molybdenum Project can become a stable, allied source of supply for a metal that is vital to defense, energy and advanced manufacturing.”

“Molybdenum is a natural extension of the infrastructure and expertise we have already established at Sangdong for tungsten. Advancing both metals together allows us to build long-term value for shareholders while supporting national resource security, strengthening the regional economy and reducing the nation’s dependence on imports. Once the full extent of the ore body is confirmed, we intend to move into production without delay.”

As previously announced, the Company conducted a reassessment of its mining portfolio and concluded that, on the basis of its current strategy, including management’s focus and the deployment of resources on the Sangdong Tungsten Mine and the expected economic importance to Almonty of the expected production at the Phase I of the Sangdong Tungsten Mine relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Tungsten Mine is the only mineral project on a property that is material to the Company for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects  and the only material mining project for the purposes of the ASX Listing Rules. The Company remains engaged in the operation and development of other mineral properties, including the Sangdong Molybdenum Project.

Competent Person Statement (ASX Listing Rule 5.22)

For the purposes of the ASX Listing Rules, the information in this announcement that relates to Exploration Results is based on and fairly represents information compiled by Mr. Adam Wheeler, who is an independent self-employed mining consultant and is not a permanent employee of Almonty. Mr. Wheeler is a Fellow of the Institute of Materials, Minerals and Mining (a Recognized Professional Organisation included in a list promulgated from time to time) and has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration, and to the activity being undertaken, to qualify as a Competent Person as defined in the JORC Code.  Mr. Wheeler consents to the inclusion in this announcement of the matters based on the information in the form and context in which it appears.

About Almonty Industries Inc.

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply a significant portion of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit www.almonty.com.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning drilling results at the Sangdong Molybdenum Project. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, drilling results at the Sangdong Molybdenum Project, as well as the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 and in the Company’s management’s discussion and analysis dated May 11, 2026 for the three months ended March 31, 2026 and 2025. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Appendix A: JORC Code, 2012 Edition – Table 1

Section 1. Sampling Techniques and Data

Criteria	JORC Explanation	Commentary
Sampling techniques	Sampling overview	The types of sampling consisted of diamond drillhole core, from surface and underground.
	Measures for representivity and calibration of tools/systems	Drilling was oriented as far as possible to be perpendicular to the mineralised structures, allowing a good sampling representivity.
	Determination of mineralisation	Lithological changes, assisted by ultra-violet (uv) detection of scheelite, augmented by assay measurements.
	Sampling details; non-standard aspects	Since 2009, diamond drillhole cores have been cut in half, and these cut samples were sent then prepared as samples on site, producing 50g pulverized samples.
Drilling techniques	Drill type and details.	90 HQ/NQ (63.5mm/47.6mm) surface core holes were completed between November 2006 and July 2008. Underground drillgile details from pre-2006 are not well documented.
Drill sample recovery	Method of measurement and recording drill recovery	Recovery derived from measured lengths. The overall core recovery, including historical drilling in the database, are not consistently good in the recorded recovery data. The mean core recovery for the WMC drilling was 91%, while the median value was 98%. The recovery was considered to be suitable to support a Mineral Resource Estimate. Over 75% of the holes from post-2006 drilling have had a recovery of over 90%. No core recovery data available for pre-2006 drilling.
	Measures for recovery and representivity	Recovery monitored during 2006-2008 campaign.
	Relationship between sample recovery and grade	There was no evidence of sample bias or any relationship between sample recovery and grade.
Logging	Geological and geotechnical logging details.	The drill core from the 2006-2008 campaign was collected from the drill site on a daily basis and brought to an on-site core logging facility. It was logged to a level of detail sufficient for the Mineral Resource Estimation (MRE).
	Logging qualitative or quantitative, core photography	Logging both qualitative and quantitative for 2006-2008 campaign. Core was measured for recovery and rock quality designation (RQD) and logged geologically, including the following characteristics: lithology, weathering, alteration, structural features, and orientations where the core is orientated, uv fluorescence, fracture frequency, planarity, roughness, infill, rock strength: for the calculation of geotech parameters.
	Total length and % of relevant intersections logged	In the current overall drillhole database for the SMS evaluation, 4,079m of the drilling has a lithological log, representing 22% of the total drilled length.
Sub-sampling techniques and sample preparation	Core sawing details	For the 2006-2008 drilling campaign, core was sawn in half, half placed in a plastic sample bag and half replaced in the core box for archival storage. Sample tags are placed in the core box and in the sample bag and the sample number is written on the sample bag as well.
	Non-core sample splitting details	No non-core sampling.
	Nature and quality of sample preparation	Sampling method appropriate for type of estimation being done.
	Quality Control (QC) procedures, for max representivity	QC procedures described in Section 9.4.
	Measures to ensure sampling representative of material	Many of the drilling intersections represent complete intersections of the overall mineralised, starting and ending in external waste rock.
	Samples sizes information	It is considered that the sample sizes used are appropriate for the mineralisation within the Sangdong molybdenum zone.
Quality of assay data and lab tests	Assaying and laboratory procedures	The assaying techniques used have given total assays. From 2006 to 2008 samples were analysed by inductively coupled plasma mass spectrometry (ICP- MS) for 41 elements and for ore grade quantities of specific elements by aqua regia or four-acid digestion followed by ICP analysis.
	Parameters, models for geophysical or other instruments.	No other instruments used other than laboratory techniques described in note above.
	QC procedures, related to accuracy (lack of bias) and precision	Results associated with all QC procedures are described in Section 9.4. These results showed acceptable precision and lack of bias.
Verification of sampling and assaying	Verification of key intersections - independent personnel	Core from the 2006-2008 drilling campaign is not available, therefore it is not possible to verify these physical intersections. However, in 2010, the drilling was inspected by Wardrop, and fully reported in their 2010 scoping study report. The sample database was